Exhibit 99.1

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	April 30, 2024	October 31, 2023
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$27,456,502	$2,383
Restricted cash	700,530	692,692
Short-term investments	—	26,797,081
Accounts receivable	7,844	18,960
Other current assets	90,333	107,508

Total Current Assets	28,255,209	27,618,624

NON-CURRENT ASSETS:
Right-of-use assets, operating leases, net	61,518	54,870
Note receivable	7,800,000	7,800,000
Interest receivable	78,000	—
Property and equipment, net	5,605	6,280
Intangible assets, net	1,766,961	—

Total Non-current Assets	9,712,084	7,861,150

Total Assets	$37,967,293	$35,479,774

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Acquisition payable	$1,875,002	$—
Operating lease liabilities	24,892	57,402
Taxes payable	626,150	623,825
Salary payable	815,449	726,330
Accrued liabilities and other payables	932,295	481,801
Due to related parties	1,310,545	1,173,510

Total Current Liabilities	5,584,333	3,062,868

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	39,872	—

Total Non-current Liabilities	39,872	—

Total Liabilities	5,624,205	3,062,868

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares: $0.025 par value; 40,000,000 shares authorized;
Class A ordinary shares: $0.025 par value; 36,000,000 shares authorized; 1,372,949 and 674,949 shares issued and outstanding at April 30, 2024 and October 31, 2023, respectively	34,324	16,874
Class B ordinary shares: $0.025 par value; 4,000,000 shares authorized; 50,000 shares issued and outstanding at April 30, 2024 and October 31, 2023	1,250	1,250
Additional paid-in capital	46,361,339	44,108,774
Accumulated deficit	(10,909,039)	(8,303,691)
Statutory reserve	275,150	275,150
Accumulated other comprehensive loss	(3,420,333)	(3,681,845)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	32,342,691	32,416,512
Non-controlling interest	397	394

Total Equity	32,343,088	32,416,906

Total Liabilities and Equity	$37,967,293	$35,479,774

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2024	2023

REVENUES	$178,345	$724,859

OPERATING EXPENSES
Selling and marketing	1,149,083	1,564,353
General and administrative - professional fees	390,503	735,314
General and administrative - compensation and related benefits	1,521,846	290,810
General and administrative - other	79,743	62,368

Total Operating Expenses	3,141,175	2,652,845

LOSS FROM OPERATIONS	(2,962,830)	(1,927,986)

OTHER INCOME (EXPENSE)
Interest income	348,639	468,200
Other income (expense)	22,940	(6,464)

Total Other Income, net	371,579	461,736

LOSS BEFORE INCOME TAXES	(2,591,251)	(1,466,250)

INCOME TAXES	14,098	20,003

NET LOSS	$(2,605,349)	$(1,486,253)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(1)	—

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,605,348)	$(1,486,253)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(2.68)	$(2.50)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	970,721	594,901

COMPREHENSIVE LOSS:
NET LOSS	$(2,605,349)	$(1,486,253)
OTHER COMPREHENSIVE INCOME
Unrealized foreign currency translation gain	261,516	1,485,978
COMPREHENSIVE LOSS	(2,343,833)	(275)
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	3	23
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,343,836)	$(298)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2024

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares							Accumulated
	Class A		Class B		Additional			Other
	Number of		Number of		Paid-in	Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Reserve	Loss	Interest	Equity

Balance, October 31, 2023	674,949	$16,874	50,000	$1,250	$44,108,774	$(8,303,691)	$275,150	$(3,681,845)	$394	$32,416,906

Issuance of ordinary share for services	698,000	17,450	—	—	2,252,565	—	—	—	—	2,270,015

Net loss for the six months ended April 30, 2024	—	—	—	—	—	(2,605,348)	—	—	(1)	(2,605,349)

Foreign currency translation adjustment	—	—	—	—	—	—	—	261,512	4	261,516

Balance, April 30, 2024	1,372,949	$34,324	50,000	$1,250	$46,361,339	$(10,909,039)	$275,150	$(3,420,333)	$397	$32,343,088

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2023

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares					Treasury Stock				Accumulated
	Class A		Class B		Additional	Number				Other
	Number of		Number of		Paid-in	of		Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Reserve	Loss	Interest	Equity

Balance, October 31, 2022	2,527,200	$12,636	250,000	$1,250	$42,663,012	(10,000)	$—	$(5,800,817)	$226,253	$(3,620,712)	$400	$33,482,022

Cancellation of treasury stock	—	—	—	—	—	10,000	—	—	—	—	—	—

Issuance of ordinary share for services	490,000	2,450	—	—	1,065,550	—	—	—	—	—	—	1,068,000

Shares issued for adjustment for 1:5 reverse split	7,545	38	—	—	(38)	—	—	—	—	—	—	—

Net loss for the six months ended April 30, 2023	—	—	—	—	—	—	—	(1,486,253)	—	—	—	(1,486,253)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,485,955	23	1,485,978

Balance, April 30, 2023	3,024,745	$15,124	250,000	$1,250	$43,728,524	—	$—	$(7,287,070)	$226,253	$(2,134,757)	$423	$34,549,747

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,605,349)	$(1,486,253)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation expense and amortization of intangible assets	30,896	1,017
Amortization of right-of-use assets	36,835	55,334
Stock-based compensation and service expense	2,270,015	1,068,000
Bad debt provision	18,073	25
Loss on disposal of property and equipment	—	735
Changes in operating assets and liabilities:
Accounts receivable	11,423	(60,321)
Security deposit	—	4,402
Interest receivable	(78,000)	262,192
Due from related party	—	1,444
Other assets	397	55,340
Taxes payable	(4,086)	24,428
Salary payable	91,969	204,189
Accrued liabilities and other payables	518,567	(8,959)
Due to related parties	3,611	683,003
Operating lease liabilities	(36,141)	(42,993)

NET CASH PROVIDED BY OPERATING ACTIVITIES	258,210	761,583

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from note receivable	—	7,500,000
Cash acquired on acquisition	77,893	—
Proceeds from sale of short-term investments	27,336,938	27,615,075

NET CASH PROVIDED BY INVESTING ACTIVITIES	27,414,831	35,115,075

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related parties' borrowings	93,794	—
Repayments of related parties' borrowings	(35,807)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	57,987	—

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	(269,071)	84,307

NET INCREASE IN CASH AND RESTRICTED CASH	27,461,957	35,960,965

CASH AND RESTRICTED CASH - beginning of period	695,075	695,242

CASH AND RESTRICTED CASH - end of period	$28,157,032	$36,656,207

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—
Income taxes	$1,423	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reissuance of treasury stock	$—	$25,000
Payments made by related parties on the Company's behalf	$75,333	$—
Accrued purchase price related to acquisition	$1,875,002	$—

RECONCILIATION OF CASH AND RESTRICTED CASH
Cash at beginning of period	$2,383	$2,508
Restricted cash at beginning of period	692,692	692,734
Total cash and restricted cash at beginning of period	$695,075	$695,242

Cash at end of period	$27,456,502	$35,923,605
Restricted cash at end of period	700,530	732,602
Total cash and restricted cash at end of period	$28,157,032	$36,656,207

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”).   TRX ZJ was established on January 18, 2010 and formed three subsidiaries in PRC.

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Guangzhou Tianruixiang Management Consulting Co., Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On February 12, 2024, TRX HK and the sole shareholder of Peak Consulting Services Limited (the “Peak Shareholder”), a private limited company formed in Hong Kong (“Peak”), entered into a sale and purchase agreement (the “Peak Agreement”), pursuant to which TRX HK, on February 29, 2024, acquired 600,000 ordinary shares of Peak representing 100% of the issued and outstanding ordinary shares of Peak in consideration of 694,445 shares of ordinary stock of the Company. Peak is a licensed insurance brokerage in Hong Kong.

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the accounting principles generally accepted in the United States of America (“U.S. GAAP”), hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

On May 20, 2019, the Company completed its reorganization of the entities under the common control of two majority shareholders, Mr. Zhe Wang and Mrs. Sheng Xu, who is Mr. Zhe Wang’s wife, through their 100% controlled entities incorporated in the British Virgin Islands (“BVI”), and indirectly owned a majority of the equity interests of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries prior to and after the Reorganization. The Company was established as a holding company of TRX BJ. TRX BJ is the primary beneficiary of TRX ZJ for accounting purposes only, and all of these entities are under the common control of the Company’s ultimate controlling shareholders before and after the Reorganization, which resulted in the consolidation of the Company and was accounted for as a reorganization of entities under common control at carrying value and for accounting purposes, the reorganization was accounted for as a recapitalization.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

The accompanying unaudited condensed consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019

TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service and insurance related risk management service provider

VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016

TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016

Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended October 31, 2023 filed with the Securities and Exchange Commission on July 17, 2024.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2024 and 2023 include the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (continued)

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Assets and liabilities measured at fair value on a recurring basis. Short-term investments are measured at fair value on a recurring basis. These assets are measured at fair value on an ongoing basis.

The Company did not have any short-term investment at April 30, 2024.

The following table provides these assets carried at fair value, measured as of October 31, 2023:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2023
Short-term investment	$—	$26,797,081	$—	$26,797,081

Cash

Cash include cash on hand and cash in banks, savings, deposit accounts, and all highly liquid instruments with a maturity of three months or less when purchased and money market accounts.

At April 30, 2024 and October 31, 2023, the Company’s cash balances by geographic area were as follows:

Country:	April 30, 2024		October 31, 2023
China	$27,355,006	99.6%	$2,383	100.0%
Hong Kong	101,496	0.4%	—	—
Total cash	$27,456,502	100.0%	$2,383	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of April 30, 2024 and October 31, 2023, restricted cash amounted to $700,530 and $692,692, respectively.

Concentration of Credit Risk and Uncertainties

The ramifications of the COVID-19 pandemic, reported to have started in December 2019 in China and spread globally, are filled with uncertainty and changing quickly.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties (continued)

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions to be taken in response to the pandemic.

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2024, cash balances held in the PRC were approximately RMB 203,153,000 (approximately $28,056,000), of which, approximately RMB 202,133,000 (approximately $27,915,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At April 30, 2024, cash balance of approximately HKD 611,000 (approximately $78,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 111,000 (approximately $14,000) was not insured by the Hong Kong Deposit Protection Board.

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Short-term Investments

Short-term investments are investments in wealth management products with underlying bonds offered by a private entity. The investments can be redeemed upon notice and their carrying values approximate their fair values. The income (loss) from sale of any investments and fair value change are recognized in the statement of operations.

The Company had short-term investments of $0 and $26,797,081 as of April 30, 2024 and October 31, 2023, respectively. Income from short term investments for the six months ended April 30, 2024 and 2023 amounted to $269,958 and $429,645, respectively, which was included in interest income on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management believes that accounts receivable is fully collectable. Therefore, no material allowance for doubtful accounts is deemed to be required on its accounts receivable at April 30, 2024 and October 31, 2023.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reserve for Policy Cancellations

Managements establishes the policy cancellation reserve based on historical and current data on cancellations. No allowance for cancellation has been recognized for our brokerage business as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers.

Intangible Assets

Intangible assets consist of regulatory licenses and are being amortized on a straight-line method over the estimated useful life of 10 years.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value (generally, the discounted cash flows) and its book value.

There were no triggering events requiring assessment of impairment as of April 30, 2024. For the six months ended April 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company’s revenue is derived from contracts with customers of provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums.  Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellation has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 0.2% and 0.6% of the total commission revenue for the six months ended April 30, 2024 and 2023, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company did not spend time in connection with the claim process services provided to the insureds for the six months ended April 30, 2024 and 2023. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar, and the functional currency of Peak is the Kong Hong dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss/income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at April 30, 2024 was translated at HKD 7.8209 to $1.00, which was the exchange rate on the balance sheet date. Asset and liability accounts at April 30, 2024 and October 31, 2023 were translated at RMB 7.2411 to $1.00 and at RMB 7.3171 to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the period from February 29, 2024 through April 30, 2024 was HKD 7.8272 to $1.00. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the six months ended April 30, 2024 and 2023 were RMB 7.1726 and RMB 6.9233 to $1.00, respectively.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the six months ended April 30, 2024 and 2023, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Per Share Date (continued)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Six Months Ended April 30,
	2024	2023
Stock warrants	141,800	141,800
Potentially dilutive securities	141,800	141,800

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the six months ended April 30, 2024 and 2023, all of the Company’s customers are in the PRC and all revenue is derived from the provision of insurance brokerage services.

Reverse Stock Split

The Company effected a one-for-five reverse stock split of its outstanding ordinary shares on May 14, 2024. All references in these unaudited condensed consolidated financial statements to shares, share prices, exercise prices, and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The adoption of this new guidance did not have any material impact on the Company’s unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its unaudited condensed consolidated financial statements disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  – ACQUISITION

In order to expand the Company’s business into Hong Kong, on February 12, 2024, TRX HK and the sole shareholder of Peak Consulting Services Limited (the “Peak Shareholder”), a private limited company formed in Hong Kong (“Peak”), entered into a sale and purchase agreement (the “Peak Agreement”), pursuant to which TRX HK, on February 29, 2024, acquired 600,000 ordinary shares of Peak representing 100% of the issued and outstanding ordinary shares of Peak in consideration of 694,445 Class A ordinary shares of the Company. The shares of the Class A ordinary shares issued to the Peak Shareholder have been valued at $2.70 per share, the fair market value on transaction date.

As described in Note 1, on February 29, 2024, the Company completed its acquisition of Peak in accordance with the terms of the Peak Agreement. To determine the accounting for this transaction under ASU 2017-01, an assessment was made as to whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that screen is met, the set is not a business. In connection with the acquisition, substantially all of the fair value is concentrated in regulatory licenses. As such, the acquisition has been treated as an acquisition of Peak assets and an assumption of Peak liabilities.

In connection with the acquisition, the Company did not incur any direct transaction cost. The costs of acquisition are allocated to the acquired assets and assumed liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to intangible assets (regulatory licenses). The costs of acquisition exceeded the fair value of net assets acquired by approximately $1.8 million. The Company allocated the $1.8 million excess to intangible assets (regulatory licenses).

The following summarizes total consideration transferred to the Peak Shareholder under the acquisition as well as the fair value of the assets acquired and liabilities assumed under the acquisition:

February 29, 2024
Assets acquired:
Cash	$77,893
Intangible assets	1,797,109
Total assets	1,875,002
Liabilities assumed:
Accrued liabilities	—
Total liabilities	—
Purchase price	$1,875,002

The fair values of the current asset acquired and the current liabilities assumed were estimated to be equal to the carrying value on the books of the acquired entity. The acquisition cost of all other assets and liabilities acquired were allocated to those individual assets acquired and liabilities assumed, based on their estimated relative fair values.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the valuation of identifiable intangible assets acquired (see Note 4), representing regulatory licenses. The Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value the identifiable intangible assets at the acquisition date. The straight-line method of amortization represents the Company’s best estimate of the distribution of the economic value of the identifiable intangible assets.

At April 30, 2024, intangible assets consisted of the following:

	Useful Life	April 30, 2024
Regulatory licenses	10 Years	$1,797,109
Less: accumulated amortization		(30,148)
		$1,766,961

For the six months ended April 30, 2024, amortization expense amounted to $30,148, which represented amortization from February 29, 2024 (the date of acquisition) to April 30, 2024. There was no comparable amortization prior to the date of acquisition.

Amortization of intangible assets attributable to future periods is as follows:

For the twelve-month period ending April 30:	Amortization amount
2025	$179,711
2026	179,711
2027	179,711
2028	179,711
2029 and thereafter	1,048,117
$1,766,961

NOTE 6 – OTHER CURRENT ASSETS

At April 30, 2024 and October 31, 2023, other current assets consisted of the following:

	April 30, 2024	October 31, 2023
Recoverable VAT	$37,484	$38,641
Security deposit	—	17,716
Deferred tax assets	11,490	16,546
Other	41,359	34,605
	$90,333	$107,508

NOTE 7 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.8 million on October 31, 2023. This note has a maturity date of October 31, 2025. The note bears a fixed interest rate of 2.0% per annum. As of both April 30, 2024 and October 31, 2023, the outstanding principal balance of this note was $7,800,000 and was recorded as “Note receivable” on the accompanying consolidated balance sheets.

The interest income related to notes receivable was $78,000 and $37,808 for the six months ended April 30, 2024 and 2023, respectively, and was included in “Interest income” on the unaudited condensed consolidated statements of operations and comprehensive loss.

As of April 30, 2024 and October 31, 2023, the outstanding interest balance related to notes receivable was $78,000 and $0, respectively, and was included in “Interest receivable” on the accompanying condensed consolidated balance sheets.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES PAYABLE

At April 30, 2024 and October 31, 2023, taxes payable consisted of the following:

	April 30, 2024	October 31, 2023
Income taxes payable	$625,271	$623,812
Other	879	13
	$626,150	$623,825

NOTE 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

At April 30, 2024 and October 31, 2023, accrued liabilities and other payables consisted of the following:

	April 30, 2024	October 31, 2023
Accrued professional service fees	$276,238	$364,840
Expenses paid by employees on the Company’s behalf	211,441	—
Expenses paid by third party on the Company’s behalf	375,653	—
Other	68,963	116,961
	$932,295	$481,801

NOTE 10 – RELATED PARTY TRANSACTIONS

Borrowings from Related Parties and Interest Expense

In the six months ended April 30, 2024, the Company borrowed $93,794 from related parties for working capital needs and repaid $35,807 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In the six months ended April 30, 2023, the Company did not have any related party borrowing.

Due to Related Parties

At April 30, 2024 and October 31, 2023, due to related parties consisted of the following:

Name of related party	April 30, 2024	October 31, 2023
Baohai Xu (1)	$398,213	$321,385
Zhe Wang (2)	124,584	120,985
Sheng Xu (3)	100,443	110,362
Mufang Gao (4)	377,298	310,771
Feng’e Feng (5)	186,571	186,571
Mingxiu Luan (6)	123,436	123,436
	$1,310,545	$1,173,510
(1)	Baohai Xu is the Company’s mangers.
(2)	Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.
(3)	Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang.
(4)	Mufang Gao is Zhe Wang’s mother.
(5)	Feng’e Feng is Sheng Xu’s mother.
(6)	Mingxiu Luan is the Company’s chief financial officer.

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

Ordinary Shares

The Company’s outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to eighteen (18) votes on all matters subject to vote at general meetings of the Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Ordinary Shares Issued for Services

During the six months ended April 30, 2024, the Company issued a total of 698,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plans for services rendered. These shares were valued at $2,270,015, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $2,270,015 for the six months ended April 30, 2024.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 200,000 Class A ordinary shares for issuance thereunder. As of April 30, 2024, the Company had issued a total of 199,440 shares of Class A ordinary stock.

2023 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on July 25, 2023 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. As of April 30, 2024, the Company had issued a total of 768,000 shares of Class A ordinary stock.

Warrants

Stock warrants activities during the six months ended April 30, 2024 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2023	141,800	$194.29
Expired	10,800	125.00
Outstanding at April 30, 2024	131,000	$200.00
Warrants exercisable at April 30, 2024	131,000	$200.00

Both of the stock warrants outstanding and stock warrants exercisable at April 30, 2024 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at April 30, 2024:

Warrants Outstanding			Warrants Exercisable
Weighted
Range of				Average
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at April 30, 2024	Contractual Life (Years)	April 30, 2024	Price
$200.00	131,000	2.11	131,000	$200.00

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (continued)

Statutory Reserve and Restricted Net Assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party.

As of April 30, 2024 and October 31, 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $275,150 and $275,150, respectively, and total restricted net assets amounted to $7,809,598 and $6,732,073, respectively.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the six months ended April 30, 2024, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE.

During the six months ended April 30, 2023, TRX HK transferred cash of approximately $600 to TRX BJ.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINCENGIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through January 2027. Rent expense under all operating leases, included in operating expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss, amounted to approximately $34,000 and $49,000 for the six months ended April 30, 2024 and 2023, respectively.

Supplemental cash flow information related to leases for the six months ended April 30, 2024 and 2023 is as follows:

	Six Months Ended April 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$34,067	$43,826
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$67,791	$36,361

The following table summarizes the lease term and discount rate for the Company’s operating lease as of April 30, 2024:

Operating Lease
Weighted average remaining lease term (in years)	2.71
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of April 30, 2024:

For the Twelve-month Period Ending April 30:	Operating Lease
2025	$27,315
2026	24,069
2027	17,482
Thereafter	—
Total lease payments	68,866
Amount of lease payments representing interest	(4,102)
Total present value of operating lease liabilities	$64,764
Current portion	$24,892
Long-term portion	39,872
Total	$64,764

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

NOTE 13 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2024, cash and restricted cash balances held in the PRC are approximately $28,056,000, of which, approximately $27,915,000 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash and restricted cash held in the PRC’s financial institutions.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At April 30, 2024, cash balance of approximately HKD 611,000 (approximately $78,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 111,000 (approximately $14,000) was not insured by the Hong Kong Deposit Protection Board.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the six months ended April 30, 2024 and 2023.

	Six Months Ended April 30,
Carrier	2024	2023
A	49%	*
B	15%	*
C	15%	*
D	*	36%
E	*	24%
F	*	12%
*	Less than 10%

One insurance carrier, whose outstanding receivable accounted for 10% or more of the Company’s total outstanding accounts receivable at April 30, 2024, accounted for 85.9% of the Company’s total outstanding accounts receivable at April 30, 2024.

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2023, accounted for 89.4% of the Company’s total outstanding accounts receivable at October 31, 2023.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – CONCENTRATIONS (continued)

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the six months ended April 30, 2024 and 2023.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Reverse Stock Split

The Company effected a one-for-five reverse stock split of its outstanding ordinary shares on May 14, 2024. All references in these condensed consolidated financial statements to shares, share prices, exercise prices, and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

Ordinary Shares Issued for Services

In May and June 2024, the Company issued 200,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plan for services rendered. These shares were valued at $548,550, the fair market values on the grant dates using the reported closing share prices on the dates of grant.

Ordinary Shares Issued for Acquisition

On May 7, 2024, pursuant to a sale and purchase agreement entered in February 2024 to acquire Peak Consulting Services Limited, the Company issued 694,445 Class A ordinary shares to Yuefu, the sole shareholder of Peak Consulting Services Limited.

Ordinary Shares Issued for Adjustment for 1:5 Reverse Split

The Company issued 66,959 shares of its Class A ordinary shares, resulting from the rounding up of the fractional shares at the one-for-five reverse stock split effected on May 14, 2024.